United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

XVII Analyst & Investor Tour New paths for mining September 2017

2 This presentation may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Disclaimer

3 1. Ferrous Minerals Update 2. S11D Operations Overview 3. Video 4. S11D Project Status 5. Closing Remarks 6. Q&A Session Agenda

4 Ferrous Minerals Update

5 In its first wave of competitiveness recovery in 2015 – 2016, Vale took important steps to improve efficiency • Increase the Global Recovery • Increase the proportion of CFR sales • Increase sales to China • Renegotiate FOB netback component • Increase the efficiency of iron ore shipping • Reduce freight costs through efficiency and scale • Increase the blending and distribution capacity in Asia • Capture the premium from Carajás iron ore through spot sales and progressive contract renegotiation • Implement general cost cuts • Increase the sales capillarity These initiatives improved Vale’s competitiveness vis-a-vis its peers CFR sales Metal Bulletin 65% Index Price Malaysia Distribution Center Valemax C1 cash cost reduction

6 These initiatives resulted in productivity gains and better price realization Global Recovery1 Price Realization % 55 Premium/discount over Platts 62% Fe, US$/t² 5 0 50 -5 45 -10 40 -15 35 30 -20 25 -25 2014 2015 2016 1H17 2014 2015 2016 1H17 Vale Peer1 Peer2 Peer3 1 Global recovery = total production / (waste + ROM) ² Includes pellets’ adjustments Source: Vale, Woodmac and peers reports

7 Thus improving Ferrous Minerals EBITDA¹ by US$ 3.3 billion US$ million in 2016 vs. 2014 US$ 3.3 Bi EBITDA 2014 Price Exchange rate Bunker oil Commercial initiatives Volume Freight COGS Others EBITDA 2016 1 Adjusted EBITDA of iron ore, pellets, ROM, manganese and other ferrous. 11.321 87 10.476 2.969 1.393 1.037 608 735 861 8.536

8 In 2017 Vale started its second wave of competitiveness improvement based on five main interconnected levers • Improve productivity by increasing the ratio of final product to total mass • Improve strip ratio • Increase of dry processing • Increase efficiency through an integrated supply chain • Optimize sales planning process, ships distribution and response to client demand • Improve price realization and quality management • Reduce C1 cash cost • Improve Global Recovery • Support supply chain optimization • Develop solutions to increase productivity, decrease costs and increase safety • Develop new technologies to eliminate social, economic and competitiveness gaps • Monitor and manage all supply chain through an Integrated Operational Center (IOC) • Implement a Matrix Cost Management methodology for Iron Ore operations - Start with a specific pilot project at Vale’s pelletizing plants and overhead costs across all operations - Roll out the methodology across all Vale’s units Structured cost management program Innovation and automation S11D Supply chain optimization Global Recovery

9 Goal of achieving highest global recovery among peers as a result of higher share of dry processing and optimization of strip ratio Global recovery1 rate Levers %, 2020 • Strip ratio improvement by grinding and concentrating compact itabirites and by allowing for some flexibility in the alumina and phosphorous contents of intermediate products and by the start-up of S11D • Increase of dry processing from 40% in 2016 to 60% in 2018 and 70% in 2023 in conjunction with a revision of mine plans, increasing the life of mines and postponing replacement investments, whilst lowering production costs Vale Peer 1 Peer 2 Peer 3 1 Global recovery = total production / (waste + ROM) Source: Vale, Woodmac and peers reports 54 39 37 37

10 Vale is best positioned to reap the benefits of the “flight to quality” in the iron ore market Contaminants’ discount 65% Fe iron ore premium¹ US$/t compared to Platts IODEX 62%, US$/t 1% SiO2 Discount (6.5-9.0%) 1% SiO2 Discount (4.5-6.5%) 1% Al2O3 Discount (1.0-2.5%) 26 24 22 20 18 16 14 12 10 8 6 4 2 0 7,0 6,0 5,0 4,0 3,0 2,0 1,0 0,0 Ago-16 Nov-16 Jan-17 Mar-17May-17 Jul-17 Set-17 Oct-16 Dec-16 Feb-17 Apr-17 Jun-17 Aug-17 Pricing system impacts in 3Q17 1 Metal Bulletin 65% index •65% Fe premium increased in 3Q17 reaching above US$20/t •This increase will generate a positive impact in the provisional premium set in 2Q17, which are adjusted based on the actual premium of delivery in 3Q17 0.01% Phos Discount (0.09-0.12%)

11 Vale has several initiatives to improve price realization Initiatives Sales composition¹ 2Q17 Carajás Blend Southern Southeastern Others • Reduce High Silica production by 19 Mtpy • Limit the Silica content to 5% in the Brazilian Blend Fines (BRBF) 18% • Adjust 100% of Carajás sales contracts to be based on MB 65% Index 38% • Market low alumina products 21% • Increase pellet production by 10Mtpy • Expand sales in RMB 21% 1 Does not include pellets and pellet feed for pelletizing

12 As a result, Vale’s average price premium is expected to increase in the short-medium term Vale’s average price premium¹ US$/t 3.7-4.7 2016 1Q17 2Q17 2H17 1 Premium over the index Platts IODEX 62% Fe content (includes VIU and premium/discount, does not include pellets) •The improvement in price realization is expected to result in an additional gain of US$ 400 – 600 million in 2H17 adjusted EBITDA •2018 price realization is expected to be higher than 2017 average 2.3 1.7 1.2

13 S11D wil decrease Vale’s costs and sustaining capex C1 cash cost1 Sustaining capex US$/t US$/t - 49% - 36% - 40% - 25% 15,2 2,8 2,4 Current Vale² Current Carajás² Expected S11D³ Current Vale² Current Carajás² Expected S11D³ 1 C1 cash cost at the port (mine, plant, railroad and port, excluding royalties) 2 Vale’s Current and Carajás based on 2Q17 3 S11D fully ramped up, normalized to the exchange rate of BRL/USD 3.37 S11D will consolidate Vale’s position as the lowest C1 cash cost producer of the industry Reduction through truckless operation and dry processing 1,8 12,9 7,7

14 Development and implementation of technological solutions will enhance the productivity of the supply chain Autonomous mine • • • Truck Drill Blasting truck Autonomous plant • Optimization systems of production process Robotization Process automation Autonomous expedition • • • Stacker Reclaimer Wagon loader Autonomous railway • • • Mechanization of the railway infrastructure maintenance Operational process automation Autonomous port • • • • Car dumper Stacker Reclaimer Shiploader • Mine Processing Plant Expedition Railway Port Customer IOC – Integrated Operations Center

15 Therefore, EBITDA per ton¹ of Ferrous Minerals is expected to increase by US$ 4-6/t by 2020 US$/t, 2016 x 2020 4.0 – 6.0 0.5 S11D Integrated supply chain optimization Global recovery Structured Cost Management Project Innovation and automation Total 1 Assuming no change in Platts IODEX 62% reference price, bunker oil prices, and exchange rate of BRL 3.37 / USD 1.0 – 1.5 0.5 1.0 – 2.0 1.0 - 1.5

16 S11D Operations Overview

17 511D is a landmark in Vale's history VALE

18 S11D reached important milestones but there are still some challenges ahead Positive achievements Main challenges •Delivery and commissioning of project ahead schedule •Production of individual truckless system higher than planned •Implementation of high level of automation and technology •Training on belt operation through a robust and continuous program •Transition from commission to integrated production for several systems •Predictability of compact materials to reduce downtimes •Mobility of crushers for compact materials

19 511D mine layout encompasses four mine systems operating independently eStarted up eOperating until Dec/17 0Commissioning - BEflct. Conn Conve)« - ConnectiOO COOVI!10r -O't'i!naoo C0011eyor - LDCe VALE

20 All mine systems initiated operations ahead of schedule System 3 System 4 Start up in July 2017 (scheduled for Nov-17) Start up in March 2017 (scheduled for Jul-17) System 1 System 2 Start up in August 2017 (scheduled for Dec-17) Start up planned for October 2017 (originally scheduled forJan-18)

21 S11D plant layout is based on a simple concept and high throughput Long Distance Conveyor Belt Plant Start up in Sept-16 and commissioned with 17kt (nominal capacity) All areas commissioned and operating Train Loading Terminal Product Stockyard Already moved more than 12Mt of ore More than 310 trains with 330 wagons loaded

22 S11D ramp-up is expected to end by 2020 Aug/16 – Mine hot comissioning Sep/16 – Plant hot comissioning Mar/17 – 1st truckless system start up Jul/17 – 2nd truckless system start up Aug/17 – 3rd truckless system start up Oct/17 – 4th truckless system start up Dec/17 – 25% of capacity will be reached 2020 – 100% of capacity will be reached

23 The ramp-up of S11D is performing as planned S11D production in Mt 21-23 9-11 Jan-Aug 2017 Realized Sept-Dec 2017E 2017E 12

24 Truckless system productivity already achieved 81% of its nominal capacity Truckless system productivity Highlights Tons per hour, Jan-Aug 2017 • The truckless system operated with higher productivity, thus mining more ore than planned 8.000 • Total production with truckless system reached 2.3 Mt up to Aug, 2017 • Workforce trained in companies abroad with long experience in operating mines with conveyor belts Nominal Capacity Realized • Nominal capacity to be reached by 2020 in a sustained way 6.500

25 S11D will increase logistics capacity in the Northern System Mtpy 230 1 1 1 1 2016 2017E 2018E 2019E 2020E 1 Estimates may change before completion of current planning cycle and are subject to Board’s approval 217 200 171 151

Video

S11D Project Status

28

S11D project included the development of a new mine, railway and port structures

Mine and plant



- Mine capacity of 90 Mtpy with a truckless mining system
- Minimal environmental impact with waste pile and plant built outside the protected area and the use of a dry screening process
- 99% concluded, with start-up in 4Q16

Railway



- Construction of 101 km railway spur, linking the S11D ore body to the main railway line
- Duplication of 570 km and revamp of 220 km of railway, increasing its capacity to 230 Mtpy

Port



- Construction of a new onshore infrastructure, including 2 car dumpers, 1 stacker, 2 reclaimers, 2 stacker-reclaimers and 4 stockyards
- Enabling of offshore port with the construction of a new berth – North Berth at Pier IV – increasing its capacity to 230 Mtpy

VALE

29 Railway spur started up in 4Q16 Railway loop Train passage in Carajas National Forest Bridge over Rio Verde Tunnel

30 The duplication of the railway is progressing as planned Status EFC duplication • 75% of physical progress - 470 km1 of 570 km duplicated - 43 out of 46 bridges & viaducts delivered - 26 out of 46 bridges over railway delivered • Current railway capacity of 171 Mtpy 1 As of September 8th, 2017

31 470 km of the EFC have been duplicated Segment 41-42 Segment 02-03 Segment 16-17 Segment 44-45

32 69 bridges of the EFC duplication have been already delivered Bridge Mineirão Bridge Estreito dos Mosquitos Bridge over railway Km 616 Railway bridge km 014

33 Port structures are almost completed Port Onshore Status • • 91% of physical progress Major assets completed and in operation: - - - - 2 car dumpers 2 reclaimers 1 stacker conveyor belts • 2 stacker-reclaimers to be delivered in 2Q18 Port Offshore Status • Offshore port and maritime terminal concluded Start-up in November 2016 • • 20.8 Mt of iron ore shipped

34 Port onshore is being developed according to plan Onshore overview Conveyors Stackers and reclaimer Stockyard

35 Port offshore and railway terminal were delivered in 2016 Port offshore Wheelset change and maintenance center Locomotive inspection & fuel supply Port offshore – night vision

36 S11D Project is expected to be delivered on time and below the original budget US$ billion Logistics Mine and Plant 1.8 19.7 Sep-Dec 20171 20181 20191 Original Budget Total Cumulative (until Aug-17) 1 Exchange rate used: BRL / USD 3.35. About 90% of future expenditure in S11D is BRL denominated 11.6 14.50.90.4 7.9 12.70.5 6,5 8.1 6.5 6,2

37 S11D is already benefiting local communities Construction of health centers & municipal hospital renovation Investments • Implementation of infrastructure and urbanization civil construction works in Pará and Maranhão, including schools, hospitals, health centers, court of justice, fire department and communal areas • Construction of 48 viaducts for the railway to provide safe crossing points for the communities Construction of schools • Development of social programs focused on education, promotion of health and income generation • Focus on continuously improving our relationship with local communities, including indigenous people Income generation programs & dialogue with communities

38 Closing remarks

39 Value generation strategy will be based on four main pillars • Transformation of Vale into a corporation • Changes in the Board of Directors for better decision-making • Develop a broader strategy for communities and environment • Turnaround of assets with low returns • Deleveraging and derisking of the balance sheet • Strict capital allocation policies to focus on projects with robust return on capital employed • Diversification of cash generation from operations building on core competencies • Matrix-approach for cost management • Elimination of silos • Define strategy for climate changes and carbon pricing • Better EV/EBITDA multiples • Become a reference in sustainability Sustainability Governance Strategy Performance

40 Vale is changing its approach on nickel given challenging market conditions and high capital investments Priority actions Forecasts for 2018 @ US$ 10,500/t¹ US$ million 900 – 1,000 800 – 900 partnership Capex EBITDA Simplified Cash Flow 1 LME price forecast. Estimates may change before completion of current planning cycle and are subject to Board’s approval Preserve optionality to capture EV’s proliferation Improve competitiveness of our operations 0 – 200 Pursue at VNC Evaluate nickel operations and projects at current nickel prices

41 The copper business is delivering positive returns and has options to increase its share in Vale’s cash generation Priority actions Forecasts in 2018 @ US$ 5,600/t¹ US$ million 700 – 800 150 – 180 EBITDA Capex Simplified Cash Flow 1 LME price forecast. Estimates may change before completion of current planning cycle and are subject to Board’s approval Evaluate growth options Study alternatives to replace Sossego 550 – 620 Improve Salobo’s operational flexibility Evaluate Salobo 3 brownfield expansion

42 Moatize operations are similar to Carajás thus enabling the coal business to successfully explore growth options Priority actions Forecasts in 2018 @ Met Coal US$ 128/t¹ US$ million 200 – 400 100 – 150 conclude ramp-up 2 EBITDA Capex Simplified Cash Flow 1 Platts Premium Hard Coking Coal Low Volatile FOB Australia. Thermal coal reference price @ US$ 71/t. Estimates may change before completion of current planning cycle and are subject to Board’s approval. ² EBITDA includes the repayment of shareholder loans from the Nacala Logistics companies to Vale. Leverage rail and port infrastructure Foster exploration to increase reserves and potential expansion 50 – 300 Successfully of Moatize and Nacala Conclude Project Finance

43 The new approved corporate structure will result in a Board of Directors empowered to make better decisions • More active participation of the Board in the strategic planning process • Empowerment of the Board in the decision process • Focus on more relevant themes for Board discussions • Implementation of a process to evaluate the Board’s performance • Change in Committees structure, composition and roles to improve support for Board decisions and focus on key themes

44 Re-rating of Vale’s shares is already happening on the back of the new corporate structure, but expect more to come Share performance, Jan 2nd, 2017 = 100 EV/EBITDA¹ Vale Rio Tinto BHP FMG 150% 140% 6.0 130% 6.6 120% 6.6 110% 100% 3.4 90% 80% 70% Jan-17 Mar-17 May-17 Jul-17 Sep-17 ¹ Current enterprise value / last twelve months EBITDA Source: Bloomberg data on 09/15/2017

45 Deleveraging is another important lever to boost Vale’s re-rating Net debt, US$ billion 25,0 2016 year end 2Q17 2017E year end 2018 22,1 14 - 16 ?

46 FCF¹ generation will be strong enough to create optionality of dividend distribution beyond debt reduction Net debt, US$ billion Debt scenarios for 2018¹ 1 Considers that the following events will be concluded: Fertilizers sales, vessels sales and Coal Project Finance. Assumes nickel price of US$10,500/t in 2018, copper price of US$5,600/t in 2018, bunker oil price of US$270/t in 2018 and exchange rate of BRL/US$ 3.37. Estimates may change before completion of current planning cycle and are subject to Board’s approval Iron Ore Platts (US$/t) Average 2018 Dividends of US$ 1 billion Dividends of US$ 1.5 billion Dividends of US$ 2 billion Dividends of US$ 2.5 billion 75 3.8 4.3 4.8 5.3 70 5.4 5.9 6.4 6.9 65 7.2 7.7 8.2 8.7 60 8.8 9.3 9.8 10.3

47 Stricter capital allocation policy will lead to a lower Capex profile Capex Initiatives US$ billion • Improve governance for capital allocation • Challenge growth and replacement projects price assumptions 5,5 • Postpone replacement projects with low returns 2.9 – 3.5 2.6 – 3.2 • Improve decision making process for budget allocation and performance management of sustaining investments • Foster post investment reviews for all projects 2017E 12018E12019E 12020E 1 1 2021E 2016 1 BRL/USD Exchange rate of BRL/USD 3.37 from 2017 onwards. Does not include investments in Fertilizers and projects not approved by the Board of Directors. Estimates may change before completion of current planning cycle and are subject to Board’s approval 4,2 3.5 – 4.03.2 – 3.7

48 A leaner and stronger company will allow future growth Enablers and nickel Higher multiples Lower leverage Future equity-based diversification centered on Vale’s core competencies: •Quality and flexibility of its assets •Technical knowledge in iron ore •Outstanding project implementation skills •Unparalleled bulk logistics expertise •Capacity for doing business in Brazil Better Governance Greater competitiveness

49 VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 20, 2017		Director of Investor Relations